UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

QUAKER CHEMICAL CORPORATION

(Name of Issuer)

COMMON STOCK, $1.00 par value

(Title of Class of Securities)

747316 10 7 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 747316 10 7	13G	Page 2 of 4 Pages

1.	Names of Reporting Persons IRS Identification Numbers of Above Persons (Entities Only) Ronald J. Naples
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 772,622 6. Shared Voting Power 3,186 7. Sole Dispositive Power 772,622 8. Shared Dispositive Power 3,186

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 775,808
10.	Check Box if the Aggregate Amount in Row (9) Excluded Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%
12.	Type of Reporting Person IN

CUSIP NO. 747316 10 7	13G	Page 3 of 4 Pages

Item 1	(a)	Name of Issuer Quaker Chemical Corporation (herein the “Company”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at One Quaker Park, 901 Hector Street, Conshohocken, PA 19428.

Item 2	(a)	Name of Person Filing. Ronald J. Naples (herein the “Reporting Person”)

Item 2	(b)	Address of Principal Business Office or, if none, Residence Quaker Chemical Corporation, One Quaker Park, 901 Hector Street, Conshohocken, PA 19428

Item 2	(c)	Citizenship The Reporting Person is a citizen of the United States of America.

Item 2	(d)	Title of Class of Securities Common Stock, $1.00 par value

Item 2	(e)	CUSIP Number 747316 10 7

Item 3		Not Captioned NOT APPLICABLE

Item 4		Ownership The number of shares of Common Stock of the Company beneficially owned by the Reporting Person on December 31, 2006, was as follows:

		a) Amount beneficially owned (including 455,150 shares underlying options currently exercisable or exercisable within 60 days)	775,808

		b) Percent of Class	7.5%

c) Number of shares as to which the Reporting Person has:

		• Sole power to vote or to direct the vote:	772,622

		• Shared power to vote or to direct the vote:	3,186

		• Sole power to dispose or to direct the disposition of:	772,622

		• Shared power to dispose or to direct the disposition of:	3,186

Item 5		Ownership of Five Percent or Less of a Class NOT APPLICABLE

Item 6		Ownership of More than Five Percent on Behalf of Another Person NOT APPLICABLE

Item 7		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company NOT APPLICABLE

Item 8		Identification and Classification of Members of the Group NOT APPLICABLE

CUSIP NO. 747316 10 7	13G	Page 4 of 4 Pages

Item 9	Notice of Dissolution of Group NOT APPLICABLE

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:         February 7, 2007

Signature:	/s/ Ronald J. Naples
Name/Title	Ronald J. Naples
Chairman and Chief Executive Officer